3 May 2002
Number: 27/02

BHP BILLITON ADVANCES DEVELOPMENT OF ATLANTIS OIL AND GAS FIELD
IN GULF OF MEXICO

BHP Billiton today announced it had approved up to US$355 million to progress the development of the Atlantis oil and gas field in the Gulf of Mexico (GoM). BHP Billiton holds a 44 per cent equity interest in the field. BP is the operator of the field and holds the remaining 56 per cent interest. Studies conducted by the operator estimate the Atlantis field's gross proven and probable reserves to be 575 million barrels of oil equivalent (mmboe) (BHP Billiton share 222 mmboe after royalties of 12.5%), making it the third largest field in the Gulf of Mexico deepwater.

This capital commitment will allow completion of front-end engineering and design work (FEED), progression into detailed engineering and design, purchase of long-lead items and most major equipment and placing major facility fabrication contracts. Full project approval is expected later this year on completion of the final capital cost estimate and project schedule, which will be derived from the FEED studies. The gross capital cost is expected to be in excess of US$2 billion (BHP Billiton share approximately US$1 billion).

This commitment is a major step in the project development and aligns with the operator's forward project implementation schedule and funding requirements. The project has been evaluated and approved through the BHP Billiton internal capital assessment, technical and commercial evaluation and risk management processes. It represents a robust, major deepwater development, with significant value potential for BHP Billiton.

Located in water depths of 4400 - 7100 feet, Atlantis will be developed using a moored semi-submersible production facility with a gross design capacity of around 150,000 barrels of oil per day (bopd) and 180 million standard cubic feet of gas per day (mmscfd). The field will also have a separate semi-submersible drilling unit dedicated to development.

The Atlantis field is located in the Atwater Foldbelt, 125 miles south of New Orleans in the vicinity of Green Canyon Block 743, comprising seven blocks in the area. Oil and gas produced at Atlantis will be transported to a platform at Ship Shoal Block 332 by the Caesar and Cleopatra pipelines, in which earlier this year BHP Billiton acquired a 25 per cent and 22 per cent interest, respectively. From there, oil and gas can be transported to markets in Texas and Louisiana.

President and CEO of BHP Billiton Petroleum Philip Aiken said:
"The commitment to the Atlantis development marks another landmark in the Group's focused deepwater exploration strategy, which continues to deliver value to the company and its shareholders. The completion of the design work later this year and the procurement of long lead time items will maintain our first production target of calendar 2005.

"The reserves estimate indicates that this is a major oil field development, the third largest deepwater field in the Gulf. It is the second that BHP Billiton will commercialise in the Atwater Foldbelt, following the development decision on Mad Dog earlier this year," Mr Aiken said. "When these two developments come on-stream they should provide BHP Billiton with working interest production of approximately 90, 000 barrels of oil per day and 90 mmcfd of gas. There is also additional upside potential within the Atlantis field and other nearfield opportunities."

Background
The Atlantis field was discovered in September 1998 in 4,400 feet of water with the Atlantis-1 well drilled in Green Canyon Block 699. Further appraisal wells were drilled in 3Q 2000 (Atlantis 2 and sidetrack) and 3Q 2001 (Atlantis 3 and sidetrack) The accumulation encompasses seven blocks in the southeast portion of the Green Canyon Protraction area.


Further information can be found on our
Internet site: http://www.bhpbilliton.com.


Australia
Dr Robert Porter, Investor Relations
Tel:    +61 3 9609 3540
Mobile: +61 419 587 456
mailto:Robert.Porter@bhpbilliton.com

Mandy Frostick, Media Relations
Tel:    +61 3 9609 4157
Mobile: +61 419 546 245
mailto:Mandy.J.Frostick@bhpbilliton.com

United States
Francis McAllister, Investor Relations
Tel:    +1 713 961 8625
Mobile: +1 713 480 3699
mailto:Francis.R.McAllister@bhpbilliton.com

United Kingdom/South Africa
Mark Lidiard, Investor & Media Relations
Tel:    +44 20 7747 3956
mailto:Mark.T.Lidiard@bhpbilliton.com

Ariane Gentil, Manager Communications
Tel:    +44 20 7747 3977
Mobile: +44 7881 518 715
mailto:Ariane.Gentil@bhpbilliton.com




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